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                                                                     Exhibit 2.7

                             DIVOT GOLF CORPORATION
                           One Union Square South, 10J
                            New York, New York 10003
                                 (212) 353-8468


                               February 24, 2000


AnimInet, Inc.
Attn:  Mr. Dean E. Miller

Dear Dean:

     The purpose of this letter (this "Letter of Intent") is to outline our mutual intent to enter into definitive agreements (the "Definitive Agreements") pursuant to which Divot Golf Corporation, a Delaware corporation ("Divot"), will acquire (the "Transaction") all of the intellectual property assets directly and indirectly relating to AnimInet, Inc.'s 3-D animation "Streaming Intelligent Beings" technology (the "Assets"). This Letter of Intent sets forth certain terms agreed upon in principle that will be embodied in the Definitive Agreements and is non-binding, except as provided in Section 9.

     1.  Purchase Price.  The aggregate purchase price for the Assets will be
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473,928,276 shares of common stock of Divot (the "Purchase Price").  The shares of common stock to be delivered shall be subject to proportional adjustment due to a subdivision, recapitalization, stock split, stock dividend or other event with regard to the common stock of Divot.

     2.  Standstill Agreement. AnimInet agrees that until the expiration of this
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Letter of Intent, and excluding actions with respect to Divot and its designees, they will not, directly or indirectly, and will not permit any other person, directly or indirectly, to: (a) solicit, encourage, initiate or participate in any negotiations, inquiries or discussions with respect to any offer or proposal to acquire all or any significant part of the business, assets or capital stock of AnimInet, whether by merger, consolidation, other business combination, purchase of assets, tender or exchange offer or otherwise (each of the foregoing constituting an "Acquisition Transaction"); (b) disclose, in connection with an Acquisition Transaction, any information not customarily disclosed to any person, other than Divot or its representatives, concerning the business or assets of AnimInet or afford to any person, other than Divot or its representatives, access to its properties, books or records, except in the ordinary course of business and as required by law or pursuant to a governmental request for information; (c) enter into or execute any agreement relating to an Acquisition Transaction; or (d) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Transaction.
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     3.  Representations and Warranties.  Divot and AnimInet shall jointly and
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severally make in the Definitive Agreements customary representations and warranties to Buyer, including, without limitation, representations and warranties concerning: (i) AnimInet's due organization, (ii) due authorization of the transaction, (iii) AnimInet's capitalization, (iv) the transaction not violating any constituent document of AnimInet, law, regulation or contract, (v) accuracy of financial statements, books and records, (vi) absence of any undisclosed liabilities, (vii) collectibility of accounts and notes receivable,
(viii) validity of intellectual property and absence of infringement thereof or of third-party intellectual property, (ix) absence of environmental liabilities,
(x) the quality and condition of assets, (xi) status of material contracts,
(xii) presence of good, valid and marketable title to properties and absence of encumbrances thereon, (xiii) employment matters, including employment agreements, employee plans and ERISA matters, (xiv) compliance with laws, regulations and contracts, (xv) absence of pending or threatened litigation,
(xvi) taxes, (xvii) absence of adverse changes or material events since the balance sheet date, (xviii) disclosure of related party transactions, and (xix) absence of improper payments.

     4.  Closing.  (a)  The closing of the Transaction will take place on or
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before May 1, 2000, at the offices of Divot or Divot's counsel, unless mutually extended upon agreement by both parties.

         (b) The closing will be subject to standard closing conditions customary to transactions of this type.

     5.  Access.  AnimInet agrees to make available to Divot for inspection,
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upon reasonable request, all physical assets, books and records of AnimInet and to use best efforts to obtain the cooperation of AnimInet's accountants, counsel and agents with Divot's inspection efforts.

     6.  Expenses.  Each party hereto shall pay its own expenses in connection
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with the preparation, negotiation and execution of this Letter of Intent, the
Definitive Agreements and the other documents contemplated therein, as well as the closing of the Transaction.

     7.  Counterparts.  This Letter of Intent may be executed in two or more
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counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

     8.  Governing Law.  This Letter of Intent shall be governed by and
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construed and enforced in accordance with the laws of the State of New York, notwithstanding its conflicts of laws rules.

     9.  Binding Effect.  This Letter of Intent is an expression of the
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understanding of the parties with regard to the Transaction; however, none of the terms set forth above,
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except for those contained in Section 2, which the parties expressly acknowledge shall be binding agreements, shall be binding upon the parties.

     If the terms and conditions stated above are satisfactory to you, please indicate your agreement by signing and returning to us the enclosed copy of this Letter of Intent. We look forward to working with you toward a successful completion of the transaction contemplated herein.

                                                  Sincerely,

                                                  DIVOT GOLF CORPORATION


                                                  By: /s/ Joseph R. Cellura
                                                      ---------------------
                                                      Joseph R. Cellura


AGREED TO AND ACKNOWLEDGED THIS 25th DAY OF FEBRUARY, 2000.


ANIMINET, INC.


By: /s/ Dean E. Miller
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    Dean E. Miller